UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Completion of Acquisition of Equity Interest in the Deppon Holdco by JD Logistics

On July 26, 2022, JD Logistics, Inc. (“JD Logistics”) (HKEx: 2618), a consolidated subsidiary of JD.com, Inc., through its indirectly wholly-owned subsidiary, has completed the acquisition of more than 50% equity interest in Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (the “Deppon Holdco”) (the “Completion”), being the first tranche of the staggered acquisition arrangement. Deppon Holdco in turn holds a total of approximately 66.50% of the issued share capital of Deppon Logistics Co., Ltd (“Deppon”, Shanghai Stock Exchange stock code: 603056). Deppon is an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. As a result of the Completion, Deppon Holdco (including Deppon and its subsidiaries) has become a subsidiary of JD Logistics, and its financial results, except for that of certain excluded business, have been consolidated into JD Logistics’ consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: July 27, 2022